1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 8, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	Announcement on 2025/12/3: Announcement on 2025/12/5:	Taiwan Taoyuan District Prosecutors Office raided the staff offices of the local business operation centers of the Company Purchase of Renewable Energy from GREENET CO., LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Taiwan Taoyuan District Prosecutors Office raided the staff offices of the local business operation centers of the Company

Date of events:2025/12/03

Contents:

1.
Date of occurrence of the event:2025/12/03
2.
Cause of occurrence: Taiwan Taoyuan District Prosecutors Office directed the Kaohsiung Investigation Branch of the Investigation Bureau, Ministry of Justice to raid the staff offices of the local business operation centers of the Company.
3.
Countermeasures: the Company was in full cooperation with the investigation.
4.
Effect on the Company's finances and business: None
5.
Any other matters that need to be specified: None

EXHIBIT 99.2

Purchase of Renewable Energy from GREENET CO., LTD.

Date of events:2025/12/05

Contents:

1.
Date of occurrence of the event: 2025/12/05
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence: The Company aims to achieve the goals of reducing carbon emissions by 50% and ensuring 100% renewable energy usage in IDC data centers by 2030, as well as meeting RE100 by 2040 and reaching net-zero emissions by 2045.
6.
Countermeasures: Purchase renewable energy from GREENET CO., LTD. for a period of 20 years, totaling at least 4.6 billion kWh of diversified green electricity.
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None